Exhibit 99.1

June 10, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS ANNUAL

GENERAL AND SPECIAL MEETING RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”) reports the results of its Annual General and Special Meeting of Shareholders (the “Meeting”) held on June 9, 2016 in Vancouver, BC.

A total of 66,956,494 votes were cast representing 46.72% of the issued and outstanding common shares as of the record date for the Meeting. All of the proposed candidates were duly elected as directors by shareholders present or represented by proxy.

The election of each director nominee was as follows:

Director	Votes for	Votes withheld	Percent for	Percent withheld
Robert A. Archer	19,202,025	381,530	98.05%	1.95%
R. W. (Bob) Garnett	19,067,834	515,721	97.37%	2.63%
Kenneth W. Major	19,125,824	457,731	97.66%	2.34%
John Jennings	19,146,202	437,353	97.77%	2.23%
W. J. (James) Mullin	18,778,638	804,917	95.89%	4.11%
Jeffrey R. Mason	14,424,326	5,159,229	73.66%	26.34%

Shareholders voted 96.72% in favour of setting the number of directors at six, 97.05% in favour of appointing KPMG LLP as auditors and authorizing the directors to fix the auditor remuneration, 89.69% in favour of the continuation of the Share Option Plan with certain amendments, and 96.88% in favour of approving and ratifying the Shareholder Rights Plan.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango.

Robert Archer

President & CEO

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com